UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404
DIVISION OF
CORPORATION FINANCE
Mail Stop 05-07
						        December 28, 2004

Via U.S. Mail

G.V. Prasad
Executive Vice Chairman and Chief Executive Officer
Dr. Reddy`s Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016
India

RE:	Dr. Reddy`s Laboratories Limited
      Form 20-F for fiscal year ended March 31, 2004
	File No. 1-15182

Dear Mr. Prasad:

      We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response.
After reviewing this information, we may or may not raise
Additional comments.

      Please understand that the purpose of our review process is To assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended March 31, 2004

Sales, Marketing and Distribution - p.22

We note that the Company`s key emerging markets include Korea and Iran. In light of the fact that both North Korea and Iran have Been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to the Company of your current and planned operations in Iran and, if your operations in Korea include or will include operations in North Korea, advise us of the materiality to the Company of your operations in that country and give us your view as to whether those operations constitute a material investment risk for your security holders.

We note also that similar disclosure on p.22 of the Company`s Form
20-F for the fiscal year ended March 31, 2003 identified Syria, another country identified by the State Department as a state sponsor of terrorism, and subject to economic sanctions administered by OFAC, as a key focus market. Please advise us whether the Company continues to operate in Syria and, if such operations continue, give us your views as to the materiality of those operations to the Company, and whether they constitute a material investment risk to your security holders.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Closing

    Please understand that we may have additional comments after We review your response to our comment. You may contact me at
(202)942- 7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia Blye, Chief
								Office of Global Security
								Risk


cc: 	Jeffrey Riedler
	Assistant Director
	Division of Corporation Finance